UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial, Fund V, L.P.
   1428 15th Street
   Denver, CO  80202
2. Issuer Name and Ticker or Trading Symbol
   VIA NET.WORKS, Inc.
   VNWI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   2/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |2/16/0|C   | |4,005,806         |A  |(1)        |4,005,806          |D(2)  |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Series A Preferred Sto|(1)     |2/16/|C   | |318,872    |D  |(1)  |     |Common Stock|318,872|       |0           |D(2|            |
ck                    |        |00   |    | |           |   |     |     |            |       |       |            |)  |            |
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Series B-1 Preferred S|(1)     |2/16/|C   | |2,486,934  |D  |(1)  |     |Common Stock|2,486,9|       |0           |D(2|            |
tock                  |        |00   |    | |           |   |     |     |            |34     |       |            |)  |            |
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Series C-1 Preferred S|(1)     |2/16/|C   | |1,200,000  |D  |(1)  |     |Common Stock|1,200,0|       |0           |D(2|            |
tock                  |        |00   |    | |           |   |     |     |            |00     |       |            |)  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Each share of Series A, Series B-1 and Series C-1 Preferred Stock held by the reporting person automatically converted into one share of
Common Stock upon the closing of the issuer's public
offering.
(2) Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V"). Prior to the Issuer's initial public offering, Fund V held 318,872 shares of the Issuer's Series A preferred stock, 2,486,934 shares of the Issuer's Series B preferred stock and 1,200,000 shares of the Issuer's Series C preferred stock. Each of such shares of preferred stock converted into one share of the Issuer's Common Stock as a result of the Issuer's initial public offering. By virtue of the relationships described above, Holdings V may be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by Fund
V.
Holdings V is also the sole general partner of Centennial Entrepreneurs Fund V, L.P. ("Entrepreneurs V"), and may be deemed to control
Entrepreneurs V and possess indirect beneficial ownership of the Issuer's securities directly beneficially owned by Entrepreneurs V. Prior to the Issuer's initial public offering, Entrepreneurs V held 9,901 shares of the Issuer's Series A preferred stock, 77,173 shares of the Issuer's Series B preferred stock and 37,200 shares of the Issuer's Series C preferred stock. Each of such shares of preferred stock converted into one share of the
Issuer's Common Stock as a result of the Issuer's initial public offering.
Mr. Adam Goldman, a director of the Issuer, is one of the five general partners of Holdings V. Mr. Goldman is also one of the five managing principals of Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), which in turn is the sole general partner of Centennial Fund VI, L.P., a Delaware limited partnership ("Fund VT"). Prior to the Issuer's initial public offering, Fund VI held 3,189,792 shares of the Issuer's Series C preferred stock, which were converted into Common Stock as a result of the Issuer's initial public offering. By virtue of the relationships described above, Holdings VI may be deemed to control Fund VI and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by
Fund
VI.
Holdings VI is also the sole general partner of Centennial Entrepreneurs Fund VI, L.P. ("Entrepreneurs VI"), and may be deemed to control
Entrepreneurs VI and possess indirect beneficial ownership of the Common Stock held by Entrepreneurs VI. Prior to the Issuer's initial public offering, Entrepreneurs VI held 79,745 shares of the Issuer's Series C preferred stock, which were converted into Common Stock as a result of the Issuer's initial public
offering.
By virtue of the relationships described above and his roles with Fund V and Holdings V, Fund VI and Holdings VI, Mr. Goldman may be deemed to control Holdings V, Fund V, Entrepreneurs V, Holdings VI, Fund VI and Entrepreneurs VI and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V, Entrepreneurs V, Fund VI and Entrepreneurs VI (collectively, the "Stockholders"). However, Mr. Goldman, acting alone, does not have voting or investment power with respect to the Issuer securities directly beneficially held by the Stockholders, and, as a result, Mr. Goldman disclaims beneficial ownership of the Issuer securities directly beneficially owned by the Stockholders except to the extent of Mr. Goldman's indirect pecuniary interest in the
Stockholders.
SIGNATURE OF REPORTING PERSON
/s/ Adam Goldman
DATE
March 10, 2000